SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

REEBOK INTERNATIONAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2% Convertible Debentures due May 1, 2024

(Title of Class of Securities)

758110 AF 7

(CUSIP Number of Class of Securities)

David A. Pace

Senior Vice President and General Counsel

Reebok International Ltd.

1895 J.W. Foster Boulevard

Canton, Massachusetts 02021

Telephone: (781) 401-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Keith F. Higgins, Esq.

Julie H. Jones, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$350,000,000	$44,345

*	Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the exchange of up to $350,000,000 of Series B 2% Convertible Debentures due May 1, 2024 (the “New Securities”) of Reebok International Ltd. (the “Company”), for all outstanding 2% Convertible Debentures due May 1, 2024 (the “Old Securities”) of the Company.

**	In accordance with Exchange Act Rule 0-11, the filing fee was determined by multiplying the transaction value of $350,000,000 by 0.00012670.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,345	Filing Party:	Reebok International Ltd.

Form or Registration No.:	S-4 (333-119974)	Date Filed:	October 26, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by the Company on October 26, 2004 (the “Schedule TO”), relating to an offer by Reebok International Ltd., a Massachusetts corporation (the “Company”), to exchange $1,000 principal amount of the Company’s Series B 2% Convertible Debentures due May 1, 2024 (the “New Securities”) for each $1,000 principal amount of validly tendered and accepted outstanding 2% Convertible Debentures due May 1, 2024 of the Company (the “Old Securities”) upon the terms and subject to the conditions contained in the prospectus dated November 22, 2004 and the Prospectus Supplement dated November 17, 2004 (as may be amended and supplemented from time to time, the “Prospectus”) and the related Letter of Transmittal.

This Amendment No. 1 to the Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 10.	FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(4) At September 30, 2004, our book value per share was $19.60.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On November 24, 2004, the Company issued a press release announcing the final results of the issuer tender offer, which expired at midnight, New York City time, on Tuesday, November 23, 2004. A copy of the press release is filed as Exhibit (a)(5) hereto and is incorporated by reference.

ITEM 12.	EXHIBITS.

See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REEBOK INTERNATIONAL LTD.

By:	/s/ THOMAS CHAGNON
Name:	Thomas Chagnon
Title:	Vice President and Treasurer

Dated: November 24, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus dated November 22, 2004 and Prospectus Supplement dated November 17, 2004 (both filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended and incorporated by reference).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(a)(5)	Press Release dated November 24, 2004 (announcing results of the issuer tender offer).

(b)	None.

(d)	None.

(g)	None.

(h)	None.